UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2013

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ): 02.429.144/0001-93

Company Registry (NIRE): 353.001.861-33

EXCERPTS FROM THE MINUTES OF THE 222ND MEETING OF THE BOARD

OF DIRECTORS HELD ON MAY 29, 2013

1. DATE, TIME AND PLACE: On May 29, 2013, at 9:00 a.m., at the head office of CPFL Energia S.A. (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, nº 1510, 14º andar, conjunto 142, in the city and state of São Paulo.

2. CALL NOTICE: The meeting was called pursuant to Paragraph 2, Article 17 of the Company’s Bylaws.

3. ATTENDANCE: All members of the Board of Directors (“Board”) and the Board of Executive Officers.

4. PRESIDING BOARD: Chairman – Murilo Cesar L. S. Passos and Secretary – Gisélia Silva.

5. MATTERS DISCUSSED AND RESOLUTIONS TAKEN:

The votes of the Directors appointed by the controlling shareholders will be counted pursuant to items 5.1 and 7.1 of the Shareholders’ Agreement dated March 22, 2002, as amended on August 27, 2002, November 5, 2003 and December 6, 2007, filed at the Company.

After the items on the Agenda were examined and discussed, the following resolutions were taken by unanimous vote and without any restrictions:

(i)	To take cognizance of the activities of the Advisory Committees and Commissions of the Board of Directors in May;

(ii)

To appoint the following members to the Board of Directors’ Advisory Committees, for a term of one (1) year: Strategy Commission: Francisco Caprino Neto, Arthur Prado Silva, João Ernesto Lima Mesquita and Martin Roberto Glogowsky; Risk Management Commission: Francisco Caprino Neto, Renê Sanda, Paola Rocha Ferreira and Maria Helena S. F. de Santana; and Budget and Corporate Finance Commission: Francisco Caprino Neto, Fernando Santos and Carlos Eduardo Reich;

(iii)

To approve (iii.i) the Worksheets of the Human Resources Management Committee, the Management Processes Committee and the Related Parties Committee and (iii.ii) the replacement of Mrs. Helena Kerr do Amaral by Mrs. Paola Rocha Ferreira as member of the Related Parties Committee. The Related Parties Committee now consists of Mr. Francisco Caprino Neto, Mr. Fernando Santos do Nascimento and Mrs. Paola Rocha Ferreira;

(iv)

To approve the disclosure, by the Company, that Mrs. Daniela Corci Cardoso, elected to the Fiscal Council at the Annual Shareholders' Meeting held on April 19, qualifies as a Financial Expert in compliance with Section 407 of the Sarbanes-Oxley Act and the rules of the U.S. Securities and Exchange Commission ("SEC") applicable to foreign companies listed in a U.S. stock exchange;

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ): 02.429.144/0001-93

Company Registry (NIRE): 353.001.861-33

(v)	To approve the minutes of the 220th and 221st Board of Directors’ Meetings held on April 27, 2013 and May 21, 2013, respectively;

(vi)	To take cognizance of the managerial highlights and material facts in the month, reported by the Chief Executive Officer;

(vii)

To approve, pursuant to item “r” of Article 17 of the Bylaws and Resolution 2013023-E of the Board of Executive Officers, (vii.i) the constitution of a privately held Specific Purpose Entity (“SPE”) called CPFL Participações S.A., headquartered in Campinas, state of São Paulo, with initial capital injection from CPFL Energia, and (vii.ii) the appointment of its executive officers;

(viii)

To examine, pursuant to item “q” of Article 17 of the Bylaws and Resolution 201329-E of the Board of Executive Officers: (viii.i) the amendment to Paragraph 2, Article 27 of the Company’s Bylaws, to create the account “Reserve for Adjustment of Concession Financial Assets” in order to adjust the cash flow from the receipt of indemnification from the government at the end of the concession period of distributing companies, with the accumulated results of the changes in the expected cash flows from such financial assets; and (viii.ii) transfer of the balance from the accounting line “Investment Reserve” to the “Reserve for Adjustment of Concession Financial Assets”, recommending to its representatives to vote in favor of the amendments to the Bylaws and transfer of the respective balances in the subsidiaries Companhia Paulista de Força e Luz (“CPFL Paulista”), Companhia Piratininga de Força e Luz (“CPFL Piratininga”), Rio Grande Energia S.A. (“RGE”), Companhia Luz e Força Santa Cruz (“CPFL Santa Cruz”), Companhia Leste Paulista de Energia (“CPFL Leste Paulista”), Companhia Sul Paulista de Energia (“CPFL Sul Paulista”), Companhia Jaguari de Energia (“CPFL Jaguari”) and Companhia Luz e Força de Mococa (“CPFL Mococa”). The Board approved the convening of the Extraordinary Shareholders' Meeting of the Company to deliberate on the amendment and consolidation of the Bylaws of the Company and transfer of the balance in the “Investment Reserve” account to the “Reserve for Adjustment of Concession Financial Assets”;

(ix)

To recommend to the representatives of the Company at the Annual Shareholders’ Meeting of CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa, jointly referred to as “Distributors”, and at the Meeting of the Partners of CPFL Centrais Geradoras Ltda. (“CPFL CG”), in line with Resolution 2013030-E of the Board of Executive Officers, to vote in favor of the partial spin off of the Distributors, with the merger of the spun-off portions corresponding to the total assets and liabilities of the generation concessions and budgeted resources ("Assets"), with CPFL CG, in order to unbundle the Small Hydroelectric Power Plants (“PCH”) and the Mini Hydroelectric Plants (“CGH”), subject to prior approval from the Brazilian Electricity Regulatory Agency (“ANEEL”);

(x)

To recommend to the representatives of the Company on the management bodies of the subsidiaries CPFL Paulista, CPFL Piratininga, CPFL Santa Cruz, RGE, CPFL Jaguari, CPFL Leste Paulista, CPFL Sul Paulista and CPFL Mococa, to participate in the Auction for the Purchase of Electricity from New Projects (“A-5 Auction”) of 2013, and the respective Energy Need Declarations, as per Resolution 2013032-E of the Board of Executive Officers;

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ): 02.429.144/0001-93

Company Registry (NIRE): 353.001.861-33

(xi)

To recommend to the representatives of the Company on the Board of Directors of CPFL Energias Renováveis S.A. (“CPFL Renováveis”) to vote for approval of the Proposal described in Resolution 2013036-E of the Board of Executive Officers;

(xii)

To recommend to the representatives of the Company on the Board of Directors of CPFL Renováveis to vote for approval of entering into a working capital financing facility, as per Resolution 2013038-E of the Board of Executive Officers; and

(xiii)

To recommend (xiii.i) to the representatives of the Company in the subsidiaries CPFL Geração de Energia S.A. (“CPFL Geração”), CPFL Transmissão Piracicaba S.A. (“CPFL Transmissão”), CPFL Jaguari de Geração de Energia Ltda. (“CPFL Jaguari”) and Paulista Lajeado Energia S.A. (“Paulista Lajeado”) the indication of the Chief Executive Officer, and (xiii.ii) to approve the re-ratification of item (xi) of the Minutes of the 219th Meeting of the Board of Directors, which approved the composition of the Board of Directors of the subsidiaries Companhia Energética Rio das Antas (“Ceran”), Campos Novos Energia S.A. (“Enercan”), Foz do Chapecó Energia S.A. (“Foz do Chapecó”), Chapecoense Geração S.A. (“Chapecoense”), CPFL Renováveis and Centrais Elétricas da Paraíba (“Epasa”).

6. CLOSURE: There being no further business to discuss, the meeting was adjourned and these minutes were drawn up, read, approved and signed by the Directors in attendance and by the Secretary. Murilo Cesar L. S. Passos – Chairman, Renê Sanda, Claudio B. Guedes Palaia, Marcelo Pires de Oliveira, Deli Soares Pereira, Martin R. Glogowsky, Maria Helena S. F. de Santana and Gisélia Silva – Secretary.

I certify that this is an extract from the original minutes recorded in the minutes book.

Gisélia Silva

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 12, 2013

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.